FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2005

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on August 11, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: August 11, 2005	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

For Immediate Release

Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: August 11, 2005
URL: http://www.komatsu.com/

Delisting and Go-Private Proposal of an Indonesian Subsidiary and Tender Offer by Komatsu

PT Komatsu Indonesia Tbk (“KI”), the Indonesian subsidiary in which Komatsu Ltd. owns 68.4% its share, today announced a plan to delist its shares from the Jakarta Stock Exchange and to change its status from a publicly listed company to a private company (collectively, the “Delisting and Go Private Proposal”).

KI is to hold an extraordinary general meeting of shareholders (“EGM”) on September 21, 2005 to seek for the approvals for the Go Private Proposal. If the Delisting and Go Private Proposal is approved at the EGM, Komatsu will make a tender offer to acquire the shares owned by the other shareholders of KI. After the completion of the required procedures, including those of the Indonesian Capital Market Supervisory Agency and the Jakarta Stock Exchange, Komatsu will initiate the tender offer in October, and to make allotment and payment in December 2005.

Outline of PT Komatsu Indonesia Tbk (“KI”)

Company Name:	PT Komatsu Indonesia Tbk

Established:	December 13, 1982

Headquartered:	Jalan Raya Cakung, Cilincing Km.4, Jakarta Utara 14140, Indonesia.

President:	Budiardjo Sosrosukarto

Capitalized:	192,780 million Indonesian rupiah

Annual Sales:	1,682,158 million Indonesian rupiah (for the year ended March 31, 2005)

No. of Employees:	Approx. 1,100

Line of Business:	Manufacture and sale of construction equipment and its components, and castings

Attached: Press release issued by PT Komatsu Indonesia Tbk on August 11, 2005

Press Release

Jakarta, 11 August 2005

Delisting and Go Private Proposal for PT Komatsu Indonesia Tbk

PT Komatsu Indonesia Tbk (the “Company”) hereby announces a plan to delist its shares from the Jakarta Stock Exchange and change its status from a publicly listed company to a private foreign investment (PMA) company (collectively, the “Delisting and Go Private Proposal”).

In connection with the Delisting and Go Private Proposal, Komatsu Ltd. will make a Tender Offer to acquire the shares owned by the other shareholders of the Company at the Offer Price. The Offer Price of IDR8500 per share under the Tender Offer is:

-	a 48.8% premium to the minimum price of IDR5712 per share that could have been offered under Indonesian regulations;

-	a premium of 58.9% to the highest traded price over the last 12 months of IDR5350 per share; and

-	a premium of 61.9% to the last traded price of the Company’s shares of IDR5250 per share prior to its Trading Suspension on 11 August 2005.

The Delisting and Go Private Proposal is in line with the global policies of the Company’s parent, Komatsu Ltd. Consistent with these policies, Komatsu Ltd. recently delisted its shares from various stock exchanges including:

- Japan: Nagoya Stock Exchange, Sapporo Securities Exchange, Fukuoka Stock Exchange; and

- Europe: Frankfurt Stock Exchange, Luxembourg Stock Exchange.

In addition, Komatsu Ltd.’s subsidiaries, Komatsu Zenoah Co. and Komatsu Forklift Co., Ltd., were also delisted from the Tokyo Stock Exchange in 2002.

In relation to the Delisting and Go Private Proposal, the Company submitted the Delisting Plan to the Jakarta Stock Exchange on 11 August 2005 and has requested that the trading in the Company’s shares be suspended until further notice.

Further information on the Delisting and Go Private Proposal will be disclosed to the public on 22 August 2005 in two Indonesian language newspapers (Bisnis Indonesia and Sinar Harapan) and one English language newspaper (The Jakarta Post). An Extraordinary General Meeting of Shareholders (the “EGM”) will be held on 21 September 2005 to request the approval for the Delisting and Go Private Proposal from the Company’s shareholders. Detailed information on the Delisting and Go Private Proposal in the form of a Circular and an invitation to the EGM will be distributed to the Company’s shareholders from 5 September 2005.

The Company will conduct the Delisting and Go Private Proposal in accordance with the prevailing Indonesian regulations.

Board of Directors

PT Komatsu Indonesia Tbk

11 August 2005

OTHER INFORMATION

Shareholders who require further information on the Delisting and Go Private Proposal should contact the following persons at the Company.

Mr. Bambang Haryanto Corporate Secretary	or	Ms. Petra Ho Investor Relations Manager

PT Komatsu Indonesia Tbk Jalan Raya Cakung Cilincing Km. 4 Jakarta Utara 14140 Indonesia Tel: (62-21) 4400 611 Faks: (62-21) 4400 615 Email: corpsec@komi.co.id